Exhibit 19

Policy Document
Teleflex Incorporated Securities Trading Policy

This Securities Trading Policy (this “Policy”) applies to all employees and directors of Teleflex Incorporated and its subsidiaries (“Teleflex”) and is subject to change without prior notification. Please note that this securities trading policy supplements the Teleflex Code of Ethics.

Any violation of this Policy may result in immediate and severe discipline, up to and including dismissal and may subject the individual involved to both civil and criminal penalties. This is an extremely important matter, and we urge you to read the following with care.

The trading restrictions and policies described in Section 1 below apply to Teleflex’s directors and all of Teleflex’s employees. Teleflex’s directors, executive officers and certain other employees are also subject to the trading policies and procedures described in Section 2 below.

Section 1. Prohibitions against Trading on or Tipping Non-Public Information

a.General. The federal securities laws and rules prohibit any person that is aware of material, nonpublic information from purchasing or selling securities and from communicating such information to any other person for such use. It is Teleflex’s policy that Teleflex employees and Board members may not purchase or sell securities issued by Teleflex while aware of material, non-public information concerning Teleflex. Material information is any information that a reasonable investor would consider important in determining whether to buy, sell or hold securities. Non-public information is information that has not been effectively disseminated to the investing public. Generally, one should allow approximately two full trading days following wide dissemination as a reasonable waiting period before such information is deemed to be public.

A determination as to whether information is material or non-public depends on all of the related facts and circumstances. Information that you should consider material includes, but is not limited to:

•earnings estimates;
•changes in previously released earnings estimates;
•significant merger, acquisition or divestiture proposals or agreements;
•dividend changes;
•major litigation; and
•extraordinary management developments.

Teleflex Incorporated Securities Trading Policy

Exhibit 19
In addition, it should be emphasized that material information does not have to relate to a company’s business; for example, information about the contents of a forthcoming publication in the financial press that is expected to affect the market price of a security could be material.

If you have a question about whether information may be considered material or nonpublic you may obtain additional guidance from the Teleflex Legal Department.

b.    Stock Options. Individuals may exercise stock options (by paying cash or transferring securities to Teleflex or withholding securities to pay the exercise price or withholding taxes) and hold the underlying securities, notwithstanding the foregoing prohibitions. Other methods of exercising stock options are subject to the foregoing prohibitions.

c.    Certain Other Transactions. Teleflex employees may not alter (e.g., increase, decrease, commence or discontinue) any elections involving Teleflex securities (including transfers into or out of Teleflex securities) under any Teleflex benefit plan or arrangement, including the Teleflex 401(k) plan, while aware of material, non-public information concerning Teleflex.

Section 2. Directors, Executive Officers and Designated Individuals

a.General. In addition to the trading restrictions and policies which apply to all employees, Teleflex requires that all directors, executive officers and certain other employees and other individuals (“Designated Individuals”) who have been advised that they may not trade in Teleflex securities during certain blackout periods obtain prior written approval for any purchase, sale, gift or other acquisition, transfer or disposal of Teleflex securities, whether occurring during a “blackout period” or other period. Approval is required not only for transactions engaged in by such persons (directly or indirectly), but also for transactions engaged in by their spouse, minor children and any other family members residing in the same home, as well as any other account for which they make or influence investment decisions, such as an account for a member of their family who consults them about investment decisions or a trust account or other account for which they have investment authority. The compliance officers (identified below) shall have the authority to determine which employees and other individuals shall be considered “Designated Individuals” under this Policy.

Except as otherwise stated in this Policy, requests for approval of transactions involving Teleflex securities must be submitted to Teleflex’s Chief Financial Officer, General Counsel or their designees (each such person, a “compliance officer”). To the extent possible, requests for approval will be processed within two business days after receipt. If approved, the transaction must be completed within 5 business days, but in no event after the commencement of a “blackout period.” Approval is at the sole discretion of the compliance officer.

Below is additional information regarding the securities trading approval process.

b.     Blackout Periods. Directors, executive officers and Designated Individuals may not trade or gift Teleflex securities (including altering (e.g., increase, decrease, commence or discontinue) any elections involving Teleflex securities (including transfers into or out of Teleflex securities) under any Teleflex benefit plan or arrangement, including the Teleflex 401(k) plan unless they have obtained the prior approval of a compliance officer. Teleflex has
Teleflex Incorporated Securities Trading Policy

Exhibit 19
established four “blackout periods” during the fiscal year during which requests for approval may not be submitted and trades and gifts may not be performed. Approval for trades and gifts of Teleflex securities will generally be granted only outside a “blackout period” and the transaction may not be performed during a “blackout period.”

A “blackout period” period begins at 12:01 a.m. of the 7th calendar day prior to the end of Teleflex’s then current fiscal quarter or fiscal year, as the case may be. The “blackout period” ends at 12:01 a.m. on the third trading day on the New York Stock Exchange after the day on which Teleflex makes a public news release of its quarterly or annual earnings for the prior fiscal quarter or fiscal year, as the case may be.

After the commencement of a “blackout period,” directors, executive officers and Designated Individuals may not purchase, sell, gift or otherwise acquire, transfer or dispose of any Teleflex securities; provided however, that charitable gifts to a 501(c)(3) organization and certain stock option exercises (discussed below) may be made upon preclearance by a compliance officer. After the commencement of a “blackout period,” requests for approval may not be submitted until the “blackout period” has ended.

Teleflex may also institute a “blackout period” at other times of the year as it deems necessary or appropriate, including, for example, if a material acquisition or divestiture is pending or if a forthcoming publication in the financial press may affect the relevant securities market.

Additionally, unless approved by a compliance officer, directors and executive officers may not purchase, sell or otherwise acquire or transfer any Teleflex securities during any “benefit plan blackout period” if the director or executive officer acquired the securities in the service or employment as a director or executive officer. A “benefit plan blackout period” generally means any period of more than three consecutive business days during which the ability of a majority of the participants in the 401(k) plan to purchase, sell or otherwise acquire or transfer an interest in Teleflex securities is temporarily suspended by Teleflex or the fiduciary of the plan.

Certain transactions may be exempt from the foregoing blackout rules if made pursuant to a plan established under Rule 10b5-1 under the SEC Act of 1934. This Policy is not intended to provide any analysis or guidance on Rule10b5-1 programs, but you should contact the Legal Department if you would like to receive additional information.

c.     Stock Options. Directors, executive officers and Designated Individuals may exercise stock options (by paying cash, or transferring securities to Teleflex or withholding securities to pay the exercise price or withholding taxes) and hold the underlying securities, notwithstanding the foregoing prohibitions; provided, however, that directors, executive officers and Designated Individuals that desire to exercise stock options in such manner must obtain the prior approval of a compliance officer before doing so. Other methods of exercising stock options are not permitted during a “blackout period.”

d.    Certain Other Transactions. Notwithstanding any other provisions of this Policy, unless approved by a compliance officer, directors, executive officers and Designated Individuals may not alter (e.g., increase, decrease, commence or discontinue) any elections involving Teleflex securities (including transfers into or out of Teleflex securities) under any Teleflex benefit plan or arrangement, including the Teleflex 401(k) plan.
Teleflex Incorporated Securities Trading Policy

Exhibit 19

e.    No Short Sales or Speculative Transactions. No director, executive officer or Designated Individual, whether or not he or she possesses material, non-public information, may trade in options, warrants, puts and calls or similar instruments on Teleflex’s securities or sell such securities “short” (i.e., selling stock that is not owned and borrowing the shares to make delivery). Such activities may put the personal gain of such individual in conflict with the best interests of Teleflex and its securityholders or otherwise give the appearance of impropriety. In addition, no director, executive officer or Designated Individual may engage in any transactions (including variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of Teleflex’s equity securities.

f.    Margin Accounts and Pledges. Teleflex securities held in a margin account or pledged as collateral can be sold without the owner’s consent in certain circumstances. This means that a margin sale or foreclosure sale may occur at a time when the owner is aware of material, nonpublic information or otherwise is not permitted to trade in Teleflex securities. Therefore, no director, executive officer or Designated Individual, whether or not in possession of material, non-public information, may purchase Teleflex securities on margin, or borrow against any account in which Teleflex securities are held, or pledge Teleflex securities as collateral for a loan.

Section 3. Policy Interpretation and Administration

This Policy shall be administered by the compliance officers. In connection therewith, the compliance officers shall have the authority to construe and interpret the terms of the Policy, adopt rules and procedures relating to the operation and administration of the Policy and adopt and approve non-material amendments to the Policy.

Section 4. Policy Approval and Amendments

This Policy has been approved by the Audit Committee of Teleflex’s Board of Directors. Any material amendments to the Policy shall be subject to Audit Committee approval.

Section 5. Questions and Assistance

Compliance with this Policy is of the utmost importance. Any questions concerning the trading restrictions and policies set forth above should be directed to the Teleflex Legal Department.
Teleflex Incorporated Securities Trading Policy